UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: April 20, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

To announce the differences between the 2016 consolidated financial statements of ChipMOS TECHNOLOGIES INC. (the “Company”) prepared under IFRSs and Taiwan IFRSs.

(1)	Under the International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (“Taiwan IFRSs”), the Company reported the consolidated net profit attributable to the equity holders of the Company of NT$1,532,292 thousand, total comprehensive income attributable to equity holders of the Company of NT$1,295,871 thousand, and basic and diluted earnings per share, net of tax of NT$1.78 (US$0.059) and NT$1.76 (US$0.058), respectively, for the year ended December 31, 2016. The Company reported the total consolidated liabilities of NT$15,022,446 thousand and equity attributable to equity holders of the Company of NT$16,273,514 thousand as of December 31, 2016.

(2)	For the purpose of filing its 2016 annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”), the Company prepared the 2016 consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRSs”) and reported consolidated net profit attributable to equity holders of the Company of NT$1,707,222 thousand, total comprehensive income attributable to equity holders of the Company of NT$1,470,801 thousand, and basic and diluted earnings per share, net of tax of NT$1.99 (US$0.065) and NT$1.97 (US$0.065), respectively, for the year ended December 31, 2016. The Company reported the total consolidated liabilities of NT$15,048,258 thousand and the equity attributable to equity holders of the Company of NT$16,247,702 thousand as of December 31, 2016.

(3)	The differences between IFRSs and Taiwan IFRSs applied by the Company for its 2016 consolidated financial statements were: (i) the timing of the recognition of the additional 10% income tax on unappropriated retained earnings, and (ii) the audit report of the independent accountants for the 2016 annual report on Form 20-F that the Company filed with the SEC was issued in accordance with the requirements of the Public Company Accounting Oversight Board. The formats and contents therein were different from the 2016 audit report of independent accountants filed by the Company with the Financial Supervisory Commission of the Republic of China, which was issued pursuant to the newly promulgated statements of Auditing Standards No. 57 of the Republic of China.

(4)	For more details, please refer to the Investor Relations section on Company’s website.